UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
ION MEDIA NETWORKS, INC.
(Name of Issuer)
Class A Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
46205A103
(CUSIP Number)
Daniel Lampert, Esq.
200 South Biscayne Boulevard, Suite 1000
Miami, Florida 33131
305-755-9500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 19, 2007 (the “Original Schedule 13D”), as amended on April 20, 2007, by Steven Robert Zeiger and Nancy Ann Zeiger, his wife (the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically amended and supplemented by this Second Amendment, all other provisions of the Original Schedule 13D, as previously amended, shall remain in full force and effect.
Item 4. Purpose Of Transaction.
     Item 4 of the Original Schedule 13D, as previously amended, is hereby amended and supplemented by adding the following:
     On May 2, 2007, the Reporting Persons, by and through their attorneys, submitted a letter (the “Second Recommendation Letter”) to the Board of Directors of the Issuer (the “Board”) setting forth certain reasons why the Board should accept the January 17, 2007 proposal put forth by NBC Universal, Inc. and Citadel Limited Partnership, as amended and modified to date and disclosed in public filings (most recently on April 30, 2007) (the “CNBC Proposal”), as opposed to the competing restructuring proposal made by the Ad Hoc Committee of certain preferred stockholders of the Issuer (the “Ad Hoc Proposal”) . The following is a summary of the reasons to accept the CNBC Proposal referenced in the Second Recommendation Letter (capitalized terms used in the following bullets but not otherwise defined shall have the meanings ascribed to such terms in the Second Recommendation Letter):
•	The April 30 modifications to the CNBC Proposal substantially increase the consideration and reduce the risks presented to the Company. By increased interest coupons, enhanced conversion protections, addressing FCC risks and paying for the Company’s transactional costs, the April 30 modifications present a compelling proposal for the Company. By retaining the CNBC Proposal’s deadlines and clarifying their operation and effect, the April 30 letter requires the Company’s most urgent attention and prompt acceptance.

•	For the reasons expressed in our letter of April 19 and re-emphasized and enhanced by the April 30 modifications, our client urges the Committee, Board and Company to accept the CNBC Proposal, complete the definitive documentation therefor, and consummate this transaction. The publicly available information leaves serious questions unanswered regarding the Ad Hoc Proposal’s means of executing the alternative transaction. In this context, the fiduciary responsibilities of the Committee and Board overwhelmingly dictate a decision in favor of the CNBC Proposal.

     The foregoing description of the reasons set forth in the Second Recommendation Letter for the Board to accept the CNBC Proposal is not complete and is subject to the Second Recommendation Letter. A copy of the Second Recommendation Letter is attached hereto as Exhibit 99.3 and incorporated herein by reference.
     Except as set forth herein, in the Original Schedule 13D, as previously amended, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.
ITEM 7. Material to be Filed as Exhibits.

Exhibit	Description
99.3
Letter dated May 2, 2007, to the Board of Directors of ION Media Network, Inc., from attorney Daniel Lampert, Esq., of Berger Singerman, P.A., on behalf of Steven Robert Zeiger and Nancy Ann Zeiger, his wife.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 2, 2007	/s/ Steven Robert Zeiger
Steven Robert Zeiger

/s/ Nancy Ann Zeiger
Nancy Ann Zeiger

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